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                              [CORNERSTONE LOGO]


April 26, 1996

Dear Stockholder:

I am very pleased to announce that on April 20, 1996, Cornerstone Natural Gas, Inc., a Delaware corporation (the "Company"), El Paso Natural Gas Company, a Delaware corporation (the "Parent"), and The El Paso Company, a Delaware corporation, and an indirect wholly owned subsidiary of the Parent (the "Offeror"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Parent has agreed to acquire Cornerstone. Pursuant to the Merger Agreement, the Offeror has today commenced a tender offer for all outstanding shares of the common stock, par value $0.10 per share (the "Shares"), of the Company at $6.00 cash per share net to the stockholders in cash without interest thereon (the "Offer Price"). The Shares not acquired in the tender offer will be converted into the right to receive the Offer Price pursuant to a merger of the Offeror with and into the Company. The tender offer is conditioned, upon among other things, there being validly tendered by the expiration date and not withdrawn that number of Shares which, when added to the number of Shares issuable upon the exercise of presently exercisable warrants delivered to the Offeror in accordance with the terms of the Option Agreement (as described below), would represent at least a majority of the outstanding Shares on a fully diluted basis.

    The Parent, the Offerer and certain holders (the "Holders") of Shares, Shares issuable upon the exercise of stock options ("Stock Options") or warrants to purchase Shares ("Warrants") have entered into an Option Agreement, dated as of April 20, 1996 (the "Option Agreement"), pursuant to which the Holders have granted the Offerer an irrevocable option, upon the terms and subject to the conditions set forth in the Option Agreement, to purchase at the Offer Price or, in the case of the Warrants, at the excess of the Offer Price over the exercise price of such Warrants, an aggregate of 8,215,117 Shares or approximately 50.3% of the outstanding Shares on a fully diluted basis. The Option Agreement further provides, among other things, that the Holders are required to tender all of the Shares held by them in the Offer.

    THE TENDER OFFER AND THE MERGER WERE UNANIMOUSLY APPROVED BY ALL DIRECTORS PRESENT AT THE BOARD MEETING WHICH CONSIDERED THE TRANSACTION, AND SUCH DIRECTORS UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES. YOUR BOARD OF DIRECTORS BELIEVES THAT THE PROPOSED ACQUISITION OF THE COMPANY BY THE PARENT IS FAIR AND IN THE BEST INTEREST OF THE COMPANY AND ITS STOCKHOLDERS.

    Enclosed for your consideration are copies of the tender offer materials and Cornerstone's Schedule 14D-9 being filed today with the Securities and Exchange Commission. These documents should be read carefully. In particular, I call your attention to Item 4 of the Schedule 14D-9, which describes both the reasons for the Board's recommendation and certain additional information that stockholders may wish to consider before taking action with respect to the offer.

Sincerely,

LOGO

Ray C. Davis
Chairman of the Board and
Chief Executive Officer

                                      LOGO